June 13, 2011

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

RE:         Axim International Inc.

                Form 10

                Filed May13, 2011

                File No.  0-54296

Thank you for your comments as per your May 31, 2011 letter.  Our answers are as follows:

General

1.                   We confirm that management has not received any commitments from its contacts.  Please refer to page 4, 2nd paragraph:

As of to date, Management has not received any commitments from these contacts.

2.                   We have clarified that additional funding may be obtained by equity financing which will not be through a reverse merger. Please refer to page 11, 4th paragraph:

Management’s plan includes obtaining additional funds by equity financing and/or related party advances; however there is no assurance of additional funding being available.

We confirm the following statements:

-          The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing.

-          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-          The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us at 1-888-597-8899 should you have any questions.  Thank you.

Sincerely,

/s/ Rosemary Samuels

Rosemary Samuels

President